Exhibit 99.1

TANTECH HOLDINGS LTD.
F11, T3, Herui Technology Center, No. 475 Chang He Road,

Hang Zhou City, Zhejiang Province

People’s Republic of China

PROXY STATEMENT AND NOTICE OF
2016 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Tantech Holdings Ltd.	December 13, 2016 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2016 Annual Meeting of Shareholders on December 30, 2016, at 9:00 a.m., Beijing Time. The meeting will be held at our executive offices at F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, Zhejiang Province, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2016 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2015 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Zhengyu Wang
Zhengyu Wang CEO

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS
TANTECH HOLDINGS LTD.

TIME AND DATE:	9:00 a.m., Beijing Time, on December 30, 2016

PLACE:	F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, Zhejiang Province, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect one member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2017 or until his successor is duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(3)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:

You may vote if you were a shareholder of record on December 1, 2016.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about December 14, 2016.

By order of the Board of Directors,

/s/ Zhengyu Wang
Zhengyu Wang CEO

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2015 Annual Report to shareholders are available at http://www.tantech.cn/en/investor/circular.asp.

ABOUT THE 2016 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2017 or until his successor is duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(3)	To transact any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on December 1, 2016. Each ordinary share is entitled to one vote. As of December 1, 2016, we had 50,000,000 ordinary shares authorized and 25,793,000 ordinary shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By phone, at 1-800-690-6903 using any touch-tone telephone to transmit your voting instructions; or

(3)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again via the telephone prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of December 1, 2016.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our meeting, 50% of our outstanding ordinary shares as of December 1, 2016 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Friedman as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. You are being asked to vote for one nominee to serve as a member of the Board of Directors.

Currently there are five directors. They have no familial relationship among the directors, except Zhengyu Wang and Yefang Zhang who are married to each other.

The term of the members of the Board of Directors will continue until 2017. The candidate has consented to serve if elected.

Nominees to stand for election as a member of the Board of Directors to serve terms expiring in 2017:

Mr. Zhengyu Wang
Chairman of Board of Directors
Age — 47
Director since June 29, 2013

Zhengyu Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Ms. Yefang Zhang
Director
Age — 49

Director since June 29, 2013

 Yefang Zhang has been in leadership roles for over a dozen years. She then helped to found Zhejiang Forasen Group Co., Ltd in October 2002 and has served as a Board Member since then. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food and Stuff Co., Ltd. From 1994 to 1997, she served as Vice GM of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our director and Chief Executive Officer, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

Mr. Wencai Pan
Independent Director
Age — 38
Director since December 31, 2014

Wencai Pan has served as the CFO of Shandong Xiangrui Pharmacy Co. Ltd., which was listed in the US under SMSA Treemont Acquisition Corp. from 2011 through present. From 2007 through 2010, Mr. Pan was the China controller for Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company from 2007 to 2010, as controller for its China operations and was based out of Shanghai. During 2006, Mr. Pan had been employed as a consultant by the Centergate Securities Bankruptcy Committee, which was set up by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. Previously, Mr. Pan served as the finance manager for Shera International Limited, a technology product development, production and distribution company, from 2004 until the end of 2005 and was based out of Shanghai. Mr. Pan was employed as an internal auditor by Valley National Bank, located in Wayne, New Jersey, U.S., from 2003 to 2004. None of Mr. Pan’s previous employers is a parent, subsidiary or other affiliate of the Company. Mr. Pan obtained a Masters in Professional Accountancy from The University of Utah, in 2003. In 1998, Mr. Pan received a bachelor’s degree in Economics from The University of International Business & Economics, Beijing, China. Mr. Pan passed the Chinese CPA exams in 1997 and passed the Uniform CPA exams in the United States in 2002. We have chosen Mr. Pan to serve as a director because of his experience with US GAAP and with United States compliance issues.

Mr. Hongdao Qian

Independent Director
Age — 51
Director since December 31, 2014

 Hongdao Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian has been a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. He currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. We have chosen Mr. Qian to serve on our Board of Directors because of his expertise in economics and law.

Mr. Shudong Wang
Independent Director
Age — 65
Director since December 31, 2014

Shudong Wang was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau. We selected Mr. Wang to serve on our Board of Directors because of his expertise in the bamboo industry in China.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Zhengyu Wang serves as the Chairman of the Board of Directors. In addition, he has served as our Chief Executive Officer since June 29, 2013. We have not specified that the roles of Chairman and Chief Executive Officer be separate. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as they play a key role in the risk oversight of the Company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEE TO THE BOARD OF DIRECTORS

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The Audit Committee of the Board of Directors has appointed Friedman to serve as the Company’s fiscal 2016 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Friedman be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

In September, 2011, the Company engaged Friedman LLP (“Friedman”) as its independent registered public accounting firm to audit its financial statements. The decision to engage Friedman was recommended by the Audit Committee of the Company’s Board of Directors and was then unanimously approved by the Company’s Board of Directors present at a Board meeting called for such purpose.

The principal accountant’s reports of Friedman on the Company’s financial statements as of and for the year ended December 31, 2015 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

What services does Friedman provide?

Audit services provided by Friedman for fiscal 2015 include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC. In addition, Friedman provides certain services relating to the Company’s semi-annual reports.

Will a representative of Friedman be present at the meeting?

No representative of Friedman will be present at the meeting.

What if this proposal is not approved?

If the appointment of Friedman is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
FRIEDMAN LLP AS THE COMPANY’S FISCAL 2016 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. A majority of our Board of Directors is independent, as such term is defined by The NASDAQ Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Zhengyu Wang currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Wang simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Wang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

In connection with our initial public offering, we have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Wencai Pan qualifies as an audit committee financial expert and is the chair of the audit committee. Shudang Wang is the chair of the compensation committee. Hongdao Qian is the chair of the nominating committee. Wencai Pan, Shudong Wang and Hongdao Qian serve on all three committees, and each is an independent director.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected and until their successors have been duly elected and qualified. Our CEO, Zhengyu Wang is married to our Director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive up to $30,000 per year for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors will be entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

 What are the minimum qualifications required to serve on the Company’s Board of Directors?

 All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Tantech Holdings Ltd.
F11, T3, Herui Technology Center, No. 475 Chang He Road,

Hangzhou City, Zhejiang Province,

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://www.tantech.cn/en/investor/ircontacts.asp and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2015?

The Board of Directors met a total of 4 times during fiscal 2015. The Compensation Committee, the Audit Committee and the Nominating Committee each met 1 time during fiscal 2015. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2016, the Board of Directors had standing Audit, Nominating, and Compensation Committees. Current members of each of the Committees, and the number of meetings held during the fiscal year ended December 31, 2015 are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2015 were:

Hogndao Qian, Chair

Wencai pan

Shudong Wang

The Compensation Committee held 1 meeting during the fiscal year ended December 31, 2015.

Audit Committee

The members of the Audit Committee as of December 31, 2015 were:

Wencai Pan, Chair

Hongdao Qian

Shudong Wang

The Audit Committee held 1 meeting during the fiscal year ended December 31, 2015. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Wencai Pan qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards.

Nominating Committee

The members of the Nominating Committee are:

Shudong Wang, Chair

Wencai Pan

Hongdao Qian

The Nominating Committee held 1 meeting during the fiscal year ended December 31, 2015. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Tantech Holdings Ltd., F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, Zhejiang Province, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

 Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Zhengyu Wang

We entered into an employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective January 1, 2011. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately RMB250,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Wang.

Mr. Wang’s employment has no expiration date but may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Zaihua Chen

We entered into an employment agreement with Mr. Zaihua Chen on July 1, 2013 that is valid through June 30, 2018, pursuant to which he serves as our Chief Technology Officer. Under the terms of that employment agreement, Mr. Chen is entitled to the following:

•	Base annual salary of RMB150,000, paid monthly, subject to a 5% annual salary increase.

•	Payment equal to 3% of the net profits attributable to the Company’s EDLC carbons, which is made as a bonus at the end of each year.

•	The ability to distribute up to 2% of the net profits attributable to the Company’s EDLC carbons to members of Mr. Chen’s team responsible for such operations.

Mr. Chen’s employment agreement may be terminated with 30 days’ advance written notice for cause. In the event either party terminates without cause and without mutual agreement, the agreement provides for liquidated damages of RMB2 million to be paid by the terminating party as compensation.

Jianming Wu

We entered into an employment agreement with our chief operating officer, Mr. Jianming Wu, effective February 25, 2011, as extended on February 25, 2014. Under the terms of that employment agreement, Mr. Wu is entitled to the following:

•	Base compensation of approximately RMB15,000 per month, with increases to be implemented according to applicable law.

•	Reimbursement of reasonable expenses incurred by Mr. Wu.

Mr. Wu’s employment agreement is scheduled to expire on February 24, 2017. Mr. Wu’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Qingsong Dong

We entered into an employment agreement with our treasurer, Mr. Qingsong Dong, effective February 28, 2013. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of approximately RMB80,000 per year with increases to be implemented according to company policies.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on February 27, 2019. Mr. Dong’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Ningfang Liang

We entered into an employment agreement with our former chief financial officer, Mr. Ningfang Liang, effective March 7, 2013 and terminated on February 1, 2016. Under the terms of that employment agreement, Mr. Liang was entitled to the following:

•	Base compensation of $60,000, payable in 12 equal monthly installments of $5,000 each. After our initial public offering, Mr. Liang’s salary increased to $90,000 per year, and he will be granted an as-yet-undetermined number of options to purchase shares of our company.

•	Reimbursement of reasonable expenses incurred by Mr. Liang.

Mr. Liang’s employment agreement was terminated on February 1, 2016 following his resignation as our chief financial officer.

Jing Jin

We entered into an employment agreement with our chief financial officer, Mr.Jing Jin, effective April 14, 2016. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 350,000 per year , and entitled to employee incentive plan,

•	Reimbursement of reasonable expenses incurred by Mr. Jin.

Mr. Jin’s employment agreement is scheduled to expire on April 13, 2019. Mr. Jin’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

SUMMARY COMPENSATION TABLE

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2015 and 2014.

	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Zhengyu Wang	2015	38,544	—	1,301	39,845
Chief Executive Officer	2014	48,837	—	1,319	50,156
Jianming Wu	2015	28,908	—	1,301	30,209
Chief Operating Officer	2014	29,302	—	1,319	30,621
Ningfang Liang(3)	2015	55,000	—	—	55,000
Chief Financial Officer	2014	48,837	—	—	48,837
Zaihua Chen()	2015	28,908	—	1,301	30,209
Chief Technical Officer	2014	29,709	6,105	1,319	37,133
Qingsong Dong	2015	19,272	—	1,301	20,573
Acting Chief Financial Officer & Treasurer	2014	19,535	—	1,319	20,854

(1)	No officer received a bonus in 2015 or 2014 other than Mr. Zaihua Chen.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.
(3)	Mr. Liang resigned on February 1, 2016.

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contain shares and options to purchase 2,160,000 of our common shares, equal to 10% of the number of common shares outstanding at the conclusion of our initial public offering, and we have registered 1,200,000 of such shares by filing a registrations statement on Form S-8. We may grant options or shares in any percentage determined for a particular grant.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

 FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2015, and 2014, Friedman LLP’s fees for the annual audit of our financial statements and the six month reviews of the financial statements were $200,000 and $180,000, respectively.

Audit Related Fees

The Company has not paid Freidman LLP for audit-related services in fiscal years 2015, or 2014.

Tax Fees

The Company has not paid Mar LLP for audit-related services in fiscal years 2015, or 2014.

All Other Fees

 The Company paid Friedman LLP $50,000 and $15,000 for other services in fiscal 2015 and 2014, consisting of $50,000 fees in 2015 for the audit of the financial statements of Suzhou E Motors Co., Ltd. and fees in 2014 for the review of the Company’s registration statement on Form F-1.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 1, 2016 by:

•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned is based on 25,793,000 ordinary shares outstanding. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of December ___, 2016 are deemed outstanding. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in c/o Tantech Holdings Ltd., F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, Zhejiang Province, People’s Republic of China. As of December 1, 2016, we had approximately 20 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Zhengyu Wang, Chairman and Chief Executive Officer(3)	16,030,000	62.149%
Jing Jin, Chief Financial Officer 4)	_
Yefang Zhang, Director (3)	16,030,000	62.149%
Hongdao Qian, Director	_	*
Shudong Wang, Director	_	*
Wencai Pan, Director	_	*
Henglong Chen, CEO of Suzhou Yimao	1,750,000	6.785%
All Directors and Executive Officers as a Group	17,780,000	68.933%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying vested options held by such person but excludes shares underlying (a) unvested options held by such person and (b) vested and unvested options held by other persons.
(3)	Includes (i) the sole or joint power to direct the voting of the 16,030,000 shares held by Tanbsok Group Ltd.
(4)	Jing Jin was appointed the Chief Financial Officer of the Company on May 2, 2016.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2015 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Tantech Holdings Ltd., F11, T3, Herui Technology Center, No. 475 Chang He Road, Hangzhou City, Zhejiang Province, People’s Republic of China, by calling +86-571-87555802 or via the Internet at http://www.tantech.cn/en/investor/circular.asp.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

 TANTECH HOLDINGS LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2016

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of Tantech Holdings Ltd., a BVI (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Stockholders, the 2015 Annual Report, and Proxy Statement, dated December 13, 2016, and hereby constitutes and appoints Mr. Zhengyu Wang, the Company’s Chief Executive Officer, and Ms. Yefang Zhang, director of the Company, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all shares of the Company’s , which the undersigned is entitled to vote at the 2016 Annual Meeting of Stockholders to be held on December 30, 2016, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

 The undersigned hereby instructs said proxies or their substitutes:

1.	Elect of Directors

☐ FOR all nominees listed below (except as marked to the contrary below):

Zhengyu Wang

Yefang Zhang

Wencai Pan

Hongdao Qian

Shudong Wang

☐ WITHHOLD AUTHORITY (to vote for all nominees listed below)(to withhold authority to vote for any individual, check the box in front of the nominee’s name in the list below):

☐ Zhengyu Wang

☐ Yefang Zhang

☐ Wencai Pan

☐ Hongdao Qian

☐ Shudong Wang

2.	Approve the ratification of Friedman LLP, as the Company’s independent registered public accounting firm.
FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting, and any adjournment or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES AND FOR THE RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS. IN THEIR DIRECTION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED DECEMBER 13, 2016 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE.

I (we) acknowledge receipt of the Notice of Annual Meeting of Shareholders, the 2015 Annual Report, and the Proxy Statement dated December 13, 2016, and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2016

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee, or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.